BYLAWS OF

LEARN EV, INC.

a Delaware Corporation

BYLAWS
OF
LEARN EV, INC.
a Delaware Corporation

ARTICLE I
OFFICES

Section 1.01 **Registered Office.** The registered office of shall be in the City of Dover, County of Kent, State of Delaware.

Section 1.02 **Additional Offices.** The Corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 **Place of Meeting.** All meetings of the stockholders for the election of directors shall be held at such place as may be fixed from time to time by the board of directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the notice of meeting. Meeting of the stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting.

Section 2.02 **Annual Meetings.** Annual meetings of stockholders, commencing with the year 2023, shall be held at such date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which they shall elect a board of directors and transact such other business as may properly be brought before the meeting.

Section 2.03 **Notice of Annual Meetings.** Unless otherwise required by law, written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

Section 2.04 **List of Stockholders.** The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of ten days prior to the meeting, either at the place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.05   Special Meetings. Special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by Chief Executive Officer or the secretary and shall be called by a Chief Executive Officer or the secretary at the request in writing of a majority of the board of directors or at the request in writing of stockholders owning a majority of the shares of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.06   Notice of Special Meetings. Unless otherwise required by law, written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 2.07   Business at Special Meetings. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.08   Quorum. The holders of one vote more than fifty percent (i.e., 50% plus one share) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transactions of business except as otherwise provided by statute or by the certificate of incorporation. At any meeting of stockholders, whether annual or special, or any adjournment thereof, including such meeting at which a quorum shall not be present or represented, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice or other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.09   Voting. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy at such meeting shall decide any question, other than the election of directors, brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question. All elections of directors by the stockholders of the Corporation shall be by plurality vote.

Section 2.10   Proxies. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 2.11   Action by Consent.

(a)   Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.   Delivery made to the Corporation's registered office shall be by hand or by certified mail, return receipt requested.

(b)   Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered to the Corporation in the manner required by paragraph (a) of this Section 11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner provided in said paragraph (a).

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01   Number and Term. The initial number of directors which shall constitute the whole board shall be three (3). Except to the extent otherwise provided in the certificate of incorporation, the number of directors may be increased or decreased from time to time by resolution of the board of directors of the corporation but shall not be less than one (1) or more than (10). The directors shall be elected for such terms of up to three years at the annual meeting of the stockholders, or at a special meeting called for that purpose, except as provided in Section 3.02, and each director shall hold office until such director's successor is elected and qualified. Directors need not be stockholders.

Section 3.02   Vacancies; Removal.   Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, through less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner removed. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constitute immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors,

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summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Any directors of the Corporation may be removed from office at any time with or without cause, by the holders of a majority of the shares of the Corporation then entitled to vote at an election of directors.

Section 3.03   Powers. The business and operations of the Corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

Section 3.04   Place of Meetings. The board of directors of the Corporation may hold meeting, both regular and special, either within or without the State of Delaware.

Section 3.05   Annual Meetings. The first meeting of each newly elected board of directors shall be held at the same place as the annual meeting of the stockholders immediately following adjournment thereof, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the board of director to hold such meeting at the same place as the annual meeting of the stockholders immediately following the adjournment thereof, the meeting may be held at such time and place as shall be specified in notice given as herein after provided for special meeting of the board of directors, or as shall be specified in a written waiver signed by all directors.

Section 3.06   Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 3.07   Special Meetings. Special meetings of the board may be called by Chief Executive Officer or secretary on ten (10) days' notice to each director, delivered in the manner provided in Section 2 of Article IV of these bylaws; special meetings shall be called by Chief Executive Officer or the secretary in like manner and on like notice upon the written request of two directors.

Section 3.08   Quorum; Telephone Meetings. At all meeting of the board, all of the directors then constituting the total number of the board shall constitute a quorum for the transaction of business and the act of all of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as me be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at the meeting of the board of directors the directors present there may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any director may participate in any meeting of the board of directors or a committee of the board of directors by means of conference telephone or similar communications equipment by means of which all persons participating in such meeting can hear each other, and participation is a meeting pursuant to the provisions of this Section 8 shall constitute presence in person at such meeting.

Section 3.09   **Action by Consent.**   Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 3.10   **Committees.**   The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and operations of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Such committee or committees shall have such name or names as may be determined from time to time by resolution by the board of directors.

ARTICLE IV
NOTICES

Section 4.01   **Notices.**   Subject to Section 2.06, Section 2.08, and Section 4.02 hereof, whenever notice is required to be given to any director or stockholder by applicable law, the Certificate of Incorporation, or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section 4.02   **Waiver of Notice.**   Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws to a stockholder or director, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee need be specified in any written waiver of notice unless so required by the certificate of incorporation.

ARTICLE V
OFFICERS

Section 5.01   **Officers.**   The officers of the Corporation shall be chosen by the board of directors and shall be one or more of a Chief Executive Officer, President and Secretary.

Section 5.02   **Additional Officers.**   The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 5.03 **Term of Office; Removal; Vacancies.** The officers of the Corporation shall serve at the pleasure of the board of directors and shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal. Any officer elected or appointed by the board of directors may be removed at any time with or without cause by the affirmative vote of a majority of the members of the board of directors. Any vacancy occurring in any office of the Corporation shall be filled by the board of directors.

Section 5.04 **Duties of Officers.** The officers of the Corporation, if and when elected by the board of directors of the Corporation, shall have the following duties:

(a) Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairperson of the Board of Directors, if any, the Chief Executive Officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation. He or she shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairperson of the Board of Directors, at all meetings of the Board of Directors and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

(b) President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairperson of the Board of Directors (if any) or the Chief Executive Officer, the President shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

(c) Vice Presidents. In the absence or disability of the chief executive officer and president, the vice presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the Chief Executive Officer, the President or the Chairperson of the Board of Directors.

(d) Secretary. The Secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof. The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these Bylaws. He or she shall keep the seal of the Corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

(e)   Chief Financial Officer. The Chief Financial Officer shall be the treasurer and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director. The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the President, the Chief Executive Officer, or the directors, upon request, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or these Bylaws.

ARTICLE VI
STOCK CERTIFICATES AND THEIR TRANSFER

Section 6.01   Certificates. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 6.02   Signatures. Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officers, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 6.03   Lost, Stolen or Destroyed Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate or certificates, or the owner's legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed.

Section 6.04 Transfers of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 6.05 Record Date.

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is set by the board of directors, the record date for determining the stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner provided by Section 11(a) of Article II hereof. If no record date has been fixed by the board of directors and prior action by the board of directors is required, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

Section 6.06 Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person

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registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provide by the laws of the State of Delaware.

ARTICLE VII
INDEMNIFICATION

Section 7.01 <u>Indemnification of Directors and Officers</u>. The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was a director or officer of the corporation. For purposes of this Section 7.01, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of an entity which was a predecessor entity of the corporation or of another corporation, limited liability company, partnership, joint venture, trust or other enterprise at the request of such predecessor entity.

Section 7.02 <u>Conflicts.</u> No indemnification shall be made under this Article VII, except where such indemnification is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, or these Bylaws at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VIII
<u>GENERAL PROVISIONS</u>

Section 8.01 <u>Checks</u>. All checks or demands of money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time may designate.

Section 8.02 <u>Fiscal Year</u>. The fiscal year of the Corporation shall be the calendar year.

Section 8.03 <u>Seal</u>. The corporate seal shall have inscribed thereon the name of the Corporation and the words "Corporate Seal" and "Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 8.04 <u>Contracts.</u> The board of directors may authorize any officer, agent or employee to enter into any contract, instrument or agreement on behalf of the Corporation, and the authority granted may be general or confined to specific instances. Except as provided in this section or as authorized by the board of directors, no officer, agent, or employee, other than Chief Executive Officer, shall have any power or authority to bind the Corporation by any contract, instrument or agreement, to pledge its credit, or to render it liable, for any purpose or any amount.

Section 8.05 <u>Conflict with Applicable Law or Certificate of Incorporation.</u> These by-laws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these by-laws may conflict with any applicable law or the Certificate of Incorporation, any conflict shall be resolved in accordance with the applicable law or the Certificate of Incorporation.


ARTICLE IX
<u>**AMENDMENT OF BYLAWS**</u>


Section 9.01 <u>Procedure.</u> These by-laws may be amended, altered, changed, adopted and repealed or new by-laws adopted by the Board of Directors. The stockholders may make additional by-laws and may alter and repeal any by-laws whether such by-laws were originally adopted by them or otherwise.

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